

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 23, 2024

John Ederer
Chief Financial Officer
Model N, Inc.
777 Mariners Island Boulevard, Suite 300
San Mateo, CA 94404

> **Re: Model N, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2023**
> **Form 8-K Furnished on February 6, 2024**
> **File No. 001-35840**

Dear John Ederer:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 41

1. We note you provide metrics such as ARR and Net Dollar Retention only for your SaaS revenues, which based on your February 26, 2024 Investor Presentation represents approximately 69% of total subscription revenue in fiscal 2023 or 51% of total revenue. Please tell us what measures you use to monitor your other recurring revenue streams, such as subscription services revenue, and revise to include a quantified discussion of such measures, if any. Also, revise your discussion of the current metrics provided to disclose the percentage of total revenue that these measures represent for each period presented.

2. You state that SaaS Net Dollar Retention is calculated using the SaaS ARR from customers that are in both the current period and the year-ago period. While we note that new customers during the current period are not factored into the calculation, please tell us

John Ederer
Model N, Inc.
February 23, 2024
Page 2

whether customers that were lost since the year-ago period are considered in this measure. If so, revise your disclosures to clarify as such. If lost customers are not included in this metric, explain further how this measure is a reflection of customer retention. Lastly, revise to discuss the factors that contributed to any significant fluctuations in this measure from period to period.

Notes to Consolidated Financial Statements
Note 3. Revenue from Contracts with Customers
Remaining Performance Obligations, page 68

3.   You disclose that the company expects to recognize as revenue over the next 12 months approximately 43% of the unsatisfied or partially satisfied performance obligations with the remainder being recognized thereafter. Please revise to disclose when the remaining 56% will be recognized on a quantitative basis using time bands that would be most appropriate for the duration of the remaining performance obligations or by providing qualitative information. Refer to ASC 606-10-50-13.

Form 8-K Furnished on February 6, 2024

Exhibit 99.1
Reconciliation of GAAP to Non-GAAP Operating Results, page 8

4.   We note that your measure of non-GAAP net income does not appear to include the tax impact of your non-GAAP adjustments. Please revise to include a separate income tax adjustment commensurate with your non-GAAP measure of profit. Refer to Non-GAAP C&DI Question 102.11.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Errol Hunter